Scott D. Fisher
212 378 7507
sfisher@steptoe.com

1114 Avenue of the Americas
New York, NY 10036
212 506 3900 main
www.steptoe.com

Steptoe

February 5, 2021

Via Kiteworks

Ms. Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re: Long-Term Stock Exchange, Inc. - Amendment No. 12 to Form 1 Application for Registration as a National Securities Exchange Pursuant to Section 6 of the Securities Exchange Act of 1934

Dear Ms. Marshall:

On behalf of Long-Term Stock Exchange, Inc. ("LTSE"), enclosed please find Amendment No. 12 to LTSE's Form 1 Application.

Please note that this Amendment reflects the updates to the Form 1 Exhibit listed below. We understand that any exhibit or addendum not listed below has not changed since LTSE's initial filing on November 9, 2018, as amended by Amendment No. 1 filed on February 26, 2019, Amendment No. 2 filed on April 3, 2019, Amendment No. 3 filed on September 6, 2019, Amendment No. 4 filed on November 7, 2019, Amendment No. 5 filed on January 6, 2020, Amendment No. 6 filed on January 10, 2020, Amendment No. 7 filed on February 7, 2020, Amendment No. 8 filed February 21, 2020, Amendment No. 9 filed June 30, 2020, Amendment No. 10 filed August 10, 2020, and Amendment No. 11 filed October 30, 2020.

| | |
|---|---|
| **Exhibit H** - Addendum H-14 | LTSE Dual Listing Agreement |
| **Exhibit J** | Narrative Response |
| Addendum J-3 | Nominating Committee Charter of the Exchange |

Steptoe

| | |
|---|---|
| Addendum J-6 | Lead Independent Director Charter of the Exchange |

This Amendment is being submitted pursuant to the Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020) permitting filings to be made without a notarization. Notification has been made to the Division staff in writing that notarization could not be obtained due to difficulties arising from COVID-19 and, therefore, is making the filing without a notarization.

Please feel free to contact me at 212-378-7507. Thank you.

Regards,

Scott D. Fisher

Enclosures

Cc: Mr. Howard Steinberg, Long-Term Stock Exchange, Inc.
Mr. Gary Goldsholle, Long-Term Stock Exchange, Inc.

| Form 1 Page 1 Execution Page | UNITED STATES SECURITIES AND EXCHANGE COMMISSION<br>WASHINGTON, D.C. 20549<br>APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT | Date filed (MM/DD/YY): 02/05/21 | OFFICIAL USE ONLY |
|---|---|---|---|

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Long-Term Stock Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   101 Greenwich St, STE 11A, New York, NY 10006
3. Provide the applicant's mailing address (if different):

21000107

4. Provide the applicant's business telephone and facsimile number:
   646-956-5874 (Telephone) N/A (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Gary Goldsholle (Name) Executive Vice President & Chief Regulatory Officer (Title) 202-580-5752 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Scott D. Fisher, Steptoe & Johnson LLP
   1114 Avenue of the Americas
   New York, NY 10036
7. Provide the date applicant's fiscal year ends: 12/31
8. Indicate legal status of applicant: ☑ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 07/26/17 (b) State/Country of formation: DE / USA

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 02/05/21 (MM/DD/YY) — Long-Term Stock Exchange, Inc. (Name of applicant)

By: /s Gary Goldsholle (Signature) — Gary Goldsholle, Chief Regulatory Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________ (Month), _________ (Year) by ______________________ (Notary Public)

My Commission expires _______________ County of __________________ State of __________________________

*This page must always be completed in full with original, manual signature and notarization.*
*Affix notary stamp or seal where applicable.*

Signed without notarization pursuant to Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns (June 18, 2020)

Form 1

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0017 |
| Expires: | June 30, 2022 |
| Estimated average burden hours per response. . . . . .30.00 | |

# APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT

## FORM 1 INSTRUCTIONS

A. GENERAL INSTRUCTIONS

1. Form 1 is the application for registration as a national securities exchange or an exchange exempt from registration pursuant to Section 5 of the Securities Exchange Act of 1934 ("Exchange Act").

2. UPDATING - A registered exchange or exchange exempt from registration pursuant to Section 5 of the Exchange Act must file amendments to Form 1 in accordance with Exchange Act Rule 6a-2.

3. CONTACT EMPLOYEE - The individual listed on the Execution Page (Page 1) of Form 1 as the contact employee must be authorized to receive all contact information, communications, and mailings, and is responsible for disseminating such information within the applicant's organization.

4. FORMAT
   - Attach an Execution Page (Page 1) with original manual signatures.
   - Please type all information.
   - Use only the current version of Form 1 or a reproduction.

5. If the information called for by any Exhibit is available in printed form, the printed material may be filed, provided it does not exceed 8 1/2 X 11 inches in size.

6. If any Exhibit required is inapplicable, a statement to that effect shall be furnished in lieu of such Exhibit.

7. An exchange that is filing Form 1 as an application may not satisfy the requirements to provide certain information by means of an Internet web page. All materials must be filed with the Commission in paper.

8. WHERE TO FILE AND NUMBER OF COPIES - Submit one original and two copies of Form 1 to: SEC, Division of Market Regulation, Office of Market Supervision, 450 Fifth Street, N.W., Washington, DC 20549.

9. PAPERWORK REDUCTION ACT DISCLOSURE
   - Form 1 requires an exchange seeking to register as a national securities exchange or seeking an exemption from registration as a national securities exchange pursuant to Section 5 of the Exchange Act to provide the Securities and Exchange Commission ("SEC" or "Commission") with certain information regarding the operation of the exchange. Form 1 also requires national securities exchanges or exchanges exempt from registration based on limited volume to update certain information on a periodic basis.

   - An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Sections 3(a)(1), 5, 6(a) and 23(a) authorize the Commission to collect information on this Form 1 from exchanges. *See* 15 U.S.C. §§78c(a)(1), 78e, 78f(a) and 78w(a).

   - Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate on the facing page of Form 1 and any suggestions for reducing this burden.

   - Form 1 is designed to enable the Commission to determine whether an exchange applying for registration is in compliance with the provisions of Sections 6 and 19 of the Exchange Act. Form 1 is also designed to enable the Commission to determine whether a national securities exchange or exchange exempt from registration based on limited volume is operating in compliance with the Exchange Act.

   - It is estimated that an exchange will spend approximately 47 hours completing the initial application on Form 1 pursuant to Rule 6a-1. It is also estimated that each exchange will spend approximately 25 hours to prepare each amendment to Form 1 pursuant to Rule 6a-2.

   - It is mandatory that an exchange seeking to operate as a national securities exchange or as an exchange exempt from registration based on limited volume file Form 1 with the Commission. It is also mandatory that national securities exchanges or exchanges exempt from registration based on limited volume file amendments to Form 1 under Rule 6a-2.

   - No assurance of confidentiality is given by the Commission with respect to the responses made in Form 1. The public has access to the information contained in Form 1.

   - This collection of information has been reviewed by the Office of Management and Budget ("OMB") in accordance with the clearance requirements of 44 U.S.C. §3507. The applicable Privacy Act system of records is SEC-2 and the routine uses of the records are set forth at 40 FR 39255 (August 27, 1975) and 41 FR 5318 (February 5, 1976).

**B. EXPLANATION OF TERMS**

APPLICANT - The entity or organization filing an application for registration or an exemption for registration, or amending any such application on this Form 1.

AFFILIATE - Any person that, directly or indirectly, controls, is under common control with, or is controlled by, the national securities exchange or exchange exempt from registration based on the limited volume of transactions effected on such exchange, including any employees.

CONTROL - The power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract, or otherwise. Any person that (i) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (ii) directly or indirectly has the right to vote 25% or more of a class of voting securities or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (iii) in the case of a partnership, has the right to receive, upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that entity.

DIRECT OWNERS - Any person that owns, beneficially owns, has the right to vote, or has the power to sell or direct the sale of, 5% or more of a class of a voting security of the applicant. For purposes of this Form 1, a person beneficially owns any securities (i) owned by his/her child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, sharing the same residence; or (ii) that he/she has the right to acquire, within 60 days, through the exercise of any option, warrant or right to purchase the security.

MEMBER - Shall have the same meaning as under Exchange Act Section 3(a)(3).

NATIONAL SECURITIES EXCHANGE - Shall mean any exchange registered pursuant to Section 6 of the Exchange Act.

PERSON ASSOCIATED WITH A MEMBER - Shall have the same meaning as under Section 3(a)(21) of the Exchange Act.

**EXHIBITS**

File all Exhibits with an application for registration as a national securities exchange or exemption from registration pursuant to Section 5 of the Exchange Act and Rule 6a-1, or with amendments to such applications pursuant to Rule 6a-2. For each exhibit, include the name of the applicant, the date upon which the exhibit was filed and the date as of which the information is accurate (if different from the date of the filing). If any Exhibit required is inapplicable a statement to that effect shall be furnished in lieu of such Exhibit.

Exhibit A A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Exhibit B A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Exhibit C For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.
2. Form of organization (e.g., association, corporation, partnership, etc.).
3. Name of state and statute citation under which organized. Date of incorporation in present form.
4. Brief description of nature and extent of affiliation.
5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.
6. A copy of the constitution.
7. A copy of the articles of incorporation or association including all amendments.
8. A copy of existing by-laws or corresponding rules or instruments.
9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.
10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Exhibit D For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

**EXHIBITS**

Exhibit E

Describe the manner of operation of the System. This description should include the following:

1. The means of access to the System.
2. Procedures governing entry and display of quotations and orders in the System.
3. Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.
4. Proposed fees.
5. Procedures for ensuring compliance with System usage guidelines.
6. The hours of operation of the System, and the date on which applicant intends to commence operation of the System.
7. Attach a copy of the users' manual.
8. If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.

Exhibit F

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.
2. Application for approval as a person associated with a member , participant, or subscriber of the entity.
3. Any other similar materials.

Exhibit G

A complete set of all forms of financial statements, reports, or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users.Provide a table of contents listing the forms included in this Exhibit G.

Exhibit H

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant.If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Exhibit J

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.
2. Title.
3. Dates of commencement and termination of term of office or position.
4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

**UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR,
REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION
FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**

OFFICIAL USE

OFFICIAL USE ONLY

Exhibit K This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

Exhibit L Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Exhibit M Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. Name;
2. Date of election to membership or acceptance as a participant, subscriber or other user;
3. Principal business address and telephone number;
4. If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner officer, director, employee, etc.);
5. Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each; and
6. The class of membership, participation or subscription or other access.

Exhibit N Provide a schedule for each of the following:

1. The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;
2. The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;
3. The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and
4. Other securities traded on the exchange, including for each the name of the issuer and a description of the security.

Addendum H-14

LTSE Dual Listing Agreement

# DUAL LISTING AGREEMENT

This Dual Listing Agreement should be executed and submitted by issuers currently listed (or applying to be listed) on another registered national securities exchange ("Primary Listing Exchange") and who are seeking to dually list the same class of securities on Long-Term Stock Exchange, Inc. ("LTSE").

## Part I: Information

| General Information | |
|---|---|
| Date: | |
| Company: | |
| Ticker Symbol/Primary Listing Exchange: | |
| **Contact Information** | |
| Name: | Title/Firm: |
| Phone: | Email: |

## Part II: Understandings and Agreements

________________________________________ (the "Company"), in consideration for the listing of its securities on LTSE, hereby understands and agrees that:

1. Company certifies that it understands and agrees to comply with all LTSE rules, as they may be amended from time to time, and pay all applicable listing fees when due.

2. So long as Company remains listed on the Primary Listing Exchange:

(i) Company will not be subject to LTSE Rule 14.207(b)(1) requiring advance notification of the release of material news to LTSE's Regulation Department;

(ii) Company will not be subject to LTSE Rule 11.282 (Regulatory Trading Halts), which provides authority for the implementation of regulatory trading halts in an issuer's securities, except to the extent that the trading halt is being implemented pursuant to LTSE Rule 11.282(a)(2), 11.282(a)(3), so as to honor a trading halt implemented by the Primary Listing Exchange.

3. Company agrees to promptly notify LTSE in writing in the event it notifies the Primary Listing Exchange that it no longer satisfies the listing requirements of that Primary Listing Exchange or if Company receives notification from the Primary Listing Exchange that it no longer satisfies the applicable listing requirements.

4. Company understands that it may be delisted from LTSE, pursuant to applicable procedures in Rules 14.500-14.505, if it fails to meet one or more of LTSE's listing requirements.

5. Company understands that if an exception to any of the provisions of any of the LTSE rules has been granted by LTSE, such exception shall, during the time it is in effect, supersede any conflicting provision of this Dual Listing Agreement.

6. Company warrants and represents that any trading symbol requested to be used by Company does not violate any trade/service mark, trade name, or other intellectual property right of any third party. Company agrees and understands that a trading symbol is provided to Company for the limited purpose of identifying Company's security in authorized quotation and trading systems and that Company has no ownership rights in the trading symbol. The assignment and use of a trading symbol is governed by the National Market System Plan for the Selection and Reservation of Securities Symbols, as may be amended from time to time.

7. Company hereby grants to LTSE a non-exclusive, royalty free, license to use Company's logos, trade names, and trade/service marks in LTSE's advertising, literature, media interactions, industry events, conferences, websites, social media content, and mobile applications solely in connection with marketing and related purposes in connection with being an LTSE-listed company, and to convey quotation information, transactional reporting information, and other information regarding Company in connection with LTSE. Company agrees to hold harmless and indemnify LTSE (and its officers, directors, employees and agents) against any and all claims and losses, including but not limited to costs and attorneys' fees, resulting from, suffered, or incurred as a result of any third party's claim or litigation relating to the infringement of any trade/service mark, trade name, or other intellectual property right related to or arising out of LTSE's use of Company's trading symbol, corporate logos, website address, trade names, and trade/service marks in accordance with the terms of this Dual Listing Agreement.

# Part III: LTSE Warranties, Disclaimers and Limitation of Liability

For any goods or services provided to Company, LTSE shall endeavor to provide them in a good and workmanlike manner. Beyond the warranties stated in this section, there are no other warranties of any kind, express, implied or statutory (including the implied warranties of merchantability or fitness for a particular use or purpose).

## Limitation of Liability

1. In no event will LTSE be liable for any trading losses, loss of profits, indirect, special, punitive, consequential, or incidental loss or damage, even if LTSE has been advised of the possibility of such damages. If LTSE is, for any reason, held liable for any of the above, the liability of LTSE is limited:

    a. for goods and services for which Company is specifically charged, to the amount paid by Company for those goods or services during the twelve (12) months preceding the accrual of the claim; and

    b. in all other instances, to the amount of the annual listing fee paid by Company during the twelve (12) months preceding the accrual of the claim.

2. Notwithstanding the foregoing, LTSE shall not be relieved from liability for damages that result from LTSE's gross negligence or willful tortious misconduct, or from personal injury or wrongful death claims.

3. For goods and services provided under a separate written agreement, the limitation of liability provisions in that agreement shall govern any claims relating to or arising from the provision of those goods and services.

4. Under no circumstances shall LTSE have any liability for any third party's goods and/or services.

5. Company and LTSE agree that these terms reflect a reasonable allocation of risk and limitation of liability.

6. This Dual Listing Agreement shall be deemed to have been made in the United States, in the State of New York and shall be construed and enforced in accordance with the laws of the State of New York, without reference to principles of conflicts of laws.

## Part IV: Signature

I have been authorized by the Company and have the legal authority to provide information on the Company's behalf; to the best of my knowledge and belief, the information provided is true and correct as of this date; and the Company will promptly notify LTSE of any material changes.

| | |
|---|---|
| ______________________________ | ______________________________ |
| Signature of Duly Authorized Representative | Date |
| ______________________________ | ______________________________ |
| Print Name | Title |

**Long-Term Stock Exchange, Inc.**
**Date of filing: February 5, 2021**
**Date as of which the information is accurate: February 5, 2021**

## Exhibit J

**A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:**

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

***Long-Term Stock Exchange Board of Directors (the "Exchange Board")***

| Name | Classification | Date of Commencement |
|---|---|---|
| Amy Hong | Member Representative | August 6, 2020 |
| David Berger | Non-Industry/Independent | August 6, 2020 |
| Erica Williams | Non-Industry/Independent | August 6, 2020 |
| Kathleen Hamm | Non-Industry/Independent | August 6, 2020 |
| Kathy (Simmons) Sampson | Non-Industry/Independent | August 6, 2020 |
| Kim Polese | Non-Industry/Independent | August 6, 2020 |
| Maliz Beams | Non-Industry/Independent (Lead Director)[1] | August 6, 2020 |
| Michelle Greene | Industry | August 6, 2020 |
| Sayena Mostowfi | Member Representative | August 6, 2020 |
| Zoran Perkov | Industry | August 6, 2020 |

Charters for each of the below committees are attached hereto.

***Appeals Committee Members***

| Name | Classification | Date of Commencement |
|---|---|---|
| Erica Williams | Non-Industry/Independent (Chair) | August 6, 2020 |
| Kathy (Simmons) Sampson | Non-Industry/Independent | August 6, 2020 |
| Amy Hong | Member Representative | August 6, 2020 |

***Audit Committee Members***

| Name | Classification | Date of Commencement |
|---|---|---|
| Maliz Beams | Non-Industry/Independent (Chair) | August 6, 2020 |
| Kathleen Hamm | Non-Industry/Independent | August 6, 2020 |

[1] The Exchange Board elected Ms. Beams as Lead Director on October 22, 2020.

| | | |
|---|---|---|
| Kim Polese | Non-Industry/Independent | August 6, 2020 |

***Member Nominating Committee Members***

| Name | Classification | Date of Commencement |
|---|---|---|
| Amy Hong | Member Representative (Chair) | August 6, 2020 |
| Sayena Mostowfi | Member Representative | August 6, 2020 |

***Nominating Committee Members***

| Name | Classification | Date of Commencement |
|---|---|---|
| David Berger | Non-Industry/Independent (Chair) | August 6, 2020 |
| Maliz Beams | Non-Industry/Independent | August 6, 2020 |
| Kathleen Hamm | Non-Industry/Independent | August 6, 2020 |

***Regulatory Oversight Committee Members***

| Name | Classification | Date of Commencement |
|---|---|---|
| Kathy (Simmons) Sampson | Non-Industry/Independent (Chair) | August 6, 2020 |
| Erica Williams | Non-Industry/Independent | August 6, 2020 |
| David Berger | Non-Industry/Independent | August 6, 2020 |

***Long-Term Stock Exchange Officers***

The current officers of the Exchange are listed below.

| Name | Corporate Title | Date of Commencement |
|---|---|---|
| Zoran Perkov | Chief Executive Officer & President[2] | May 10, 2019 |
| Gary Goldsholle | Chief Regulatory Officer & Executive Vice President[3] | October 28, 2019 |
| Howard Steinberg | General Counsel & Secretary[4] | May 10, 2019 |
| Carolyn Dee | Chief of Staff, Assistant Secretary, & Interim Treasurer[5] | August 6, 2020 |

[2] From May 10, 2019 until October 22, 2020, Mr. Perkov also served as Treasurer. On October 22, 2020, Mr. Perkov also was appointed President.

[3] On August 6, 2020, Mr. Goldsholle also was appointed as Executive Vice President.

[4] From May 10, 2019 until October 27, 2019, Mr. Steinberg also served as Chief Regulatory Officer.

[5] On October 22, 2020, Ms. Dee also was appointed Interim Treasurer.

Addenda

Addendum J-3

Nominating Committee Charter of the Exchange

**LONG-TERM STOCK EXCHANGE, INC.**

**Nominating Committee**

**of the Board of Directors**

**Charter**

## PURPOSE

The Nominating Committee (the “Committee”) of the Board of Directors (the “Board”) of Long-Term Stock Exchange, Inc. (the “Exchange”) shall assist the Board in (i) developing and recommending governance policies for the Board; (ii) nominating candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board (other than Member Representative Director positions, as defined in the Bylaws of the Exchange) as they may arise from time to time; (iii) recommending Director candidates and committee chairpersons to serve on Board committees; and (iv) overseeing the annual self-evaluations of the Board, its Independent Directors and each Board committee.

## ORGANIZATION AND MEMBERSHIP

The Committee shall consist of at least two members, or such greater number as determined by the Board, all of whom shall be Independent Directors, as defined in the Exchange’s Bylaws.

Pursuant to the Exchange’s Bylaws, each member of the Committee shall be elected annually by the Board. The Committee, after completion of the Committee’s duties for nominating Directors for election to the Board for a given year, shall recommend candidates to the Board to serve on the succeeding year’s Committee, as applicable. Vacancies in the membership of any Committee shall be promptly filled by an election of at least a majority of the Board, either at a regular meeting of the Board or at a special meeting of the Board called for that purpose, or by Unanimous Written Consent of the Board, in any case upon the nomination of the Nominating Committee.

One Independent Director of the Committee should be elected chairperson by the Board. If the Board fails to elect the Committee’s chairperson, the Committee will elect one Independent Director of the Committee as chairperson. The Exchange shall have the power to create subcommittees with such powers as the Committee shall from time to time confer.

## STRUCTURE AND MEETINGS

At all meetings of the Committee, a majority of the Committee members entitled to vote on a matter shall constitute a quorum for the transaction of business. Except as otherwise provided in the Exchange's Bylaws or required by the Board or applicable law, the approval of a majority of the Committee members present at any Committee meeting at which there is a quorum shall be required for any act of the Committee. Committee members may participate in a meeting in person or by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Any action required or permitted to be taken at a Committee meeting may be taken without a meeting if all Committee members consent thereto in writing, which shall include email or other electronic communication, and the written consent is filed with the minutes of proceedings of the Committee.

The Committee shall meet as often as is necessary or appropriate in its judgment, but at least once a year, and shall report on the Committee's activities, deliberations, findings and/or recommendations, as applicable, at each regular meeting of the Board. The Committee designee or, alternatively, the Secretary of the Exchange (the "Secretary"), shall ensure that the agenda for each meeting, together with any other relevant materials, is circulated to each Committee member as soon as is reasonably practicable in advance of the meeting. The Secretary or his or her designee shall maintain written minutes of the meetings. Meetings of the Committee shall be called by the Secretary at the request of the Committee chairperson or any other Committee member. The chairperson of the Committee will establish the agenda for each committee meeting.

## RESPONSIBILITIES AND DUTIES

The responsibilities and duties set forth below are intended to be a guide and are provided with the understanding that the Committee may supplement them as appropriate. The Committee shall:

1. Review the implementation and effectiveness of the Exchange's Bylaws, committee Charters, Board Charters and other governing documents, as well as conflicts of interest policies, and recommend modifications to the Board as necessary and appropriate.
2. Review current best practices in corporate governance and make recommendations to the Board as appropriate.
3. Oversee orientation of new Directors.

4. Oversee annual self-evaluation of the Board and its Independent Directors.
5. Oversee annual self-evaluation process for each committee of the Board, which includes making a determination as to whether each committee of the Board requires an annual self-evaluation.
6. Nominate candidates for election to the Board at the annual stockholder meeting, as well as to all other vacant or new Director positions on the Board (other than Member Representative Director positions).
7. Recommend Director candidates and committee chairpersons to serve on the committees of the Board, including the Committee itself.
8. Develop and adopt guidelines for qualifications of new Directors, including desired qualifications, experience, background and skill sets, in consultation with the Exchange's sole stockholder as necessary.
9. Evaluate the performance, skills and relevant experience of Directors being considered for re-nomination in consultation with the Exchange's sole stockholder.
10. Report to the Board at each regular meeting of the Board with any updates on Committee activity since prior Board meeting.
11. Annually review and self-evaluate the performance of the Committee.
12. Annually, and at such other times the Committee deems appropriate, review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.
13. Perform any other activities consistent with this Charter as the Committee deems necessary or appropriate, or as the Board shall further delegate to theCommittee.

**RESOURCES AND AUTHORITY OF THE COMMITTEE**

The Committee shall have the resources and authority appropriate to discharge its responsibilities and duties, including the authority to obtain advice and seek assistance from internal or external legal counsel, which may be, but need not be, the regular corporate counsel to the Exchange, as well as internal and external accounting or other advisors. The Committee shall have the sole authority to retain and terminate any external consulting firms or any search firm to be used to identifyIndependent Director candidates, including sole authority to approve the fees and other retention terms of any such consulting firm or search firm. The Exchange shall provide appropriate funding for the same. The Committee may invite other Board members, management, auditors or others to attend meetings and to provide pertinent information, as necessary and appropriate.

**APPROVAL AND ADOPTION**

This Charter was approved and adopted effective as of January 28, 2021.

Addendum J-6

Lead Independent Director Charter of the Exchange

LONG-TERM STOCK EXCHANGE, INC

LEAD INDEPENDENT DIRECTOR CHARTER

## I. Purpose

The Board of Directors (the "Board") of Long-Term Stock Exchange, Inc. (the "Company") has determined to establish the position of a Lead Independent Director (the "Lead Independent Director"), to designate a non-employee independent director of the Board to serve as such Lead Independent Director, and to have such Lead Independent Director serve in a lead capacity to, among other things: (i) coordinate the activities of the other independent directors of the Board; (ii) provide guidance and assistance to the Company's Chief Executive Officer with respect to a range of matters; and (iii) perform such other duties and responsibilities as the Board of Directors or the other independent directors may determine, from time to time. All powers of the Lead Independent Director are subject to the restrictions in the Company's First Amended and Restated Bylaws ("Bylaws") and applicable law. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Bylaws.

## II. Qualifications, Appointment, and Removal

The Lead Independent Director shall be an independent director. "Independent" means that such director has been determined by the Board to be independent within the meaning of the Company's Bylaws. In addition, such Lead Independent Director shall be free of any relationship that, in the opinion of the Board, would interfere with his or her individual exercise of independent judgment in carrying out the responsibilities of the Lead Independent Director.

The independent directors of the Board may elect with a majority vote an independent director to serve as the Lead Independent Director, as provided for in the Company's Bylaws. Although elected annually, the Lead Independent Director is generally expected to serve for more than one year. The independent directors of the Board may also remove a Lead Independent Director before term expiry with a majority vote.

The Company shall establish appropriate compensation for the Lead Independent Director for services as Lead Independent Director.

## III. Roles and Responsibilities

The Lead Independent Director is expected to maintain free and open communication with the management of the Company. The Lead Independent Director has the following additional roles, powers and responsibilities:

a) Schedule meetings of the independent directors and executive sessions of the independent directors from time to time and preside at and coordinate all aspects of such meetings and sessions (but not less than twice a year).

b) To preside at all meetings of the Board, unless the Chairman is present.

c) To call meetings of the independent directors.

d) To work with the Chairman, Secretary or Assistant Secretary to establish agendas for meetings and actions of the Board.

e) To maintain free and open communication with the management of the Company.

f) To serve as the principal liaison between the Chairman and the independent directors, including such items as providing feedback after Board meetings.

g) To be available, when appropriate, for consultation and direct communication with the Company’s stockholder.

h) In conjunction with the Nominating Committee, to review and reassess, periodically, the adequacy of this Charter and make recommendations to the Board regarding any revisions to this Charter from time to time as appropriate.

This Charter was adopted by the Board of Directors of the Company on January 28, 2021.